UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

SouthPeak Interactive Corporation
(Name of Issuer)

Common stock, $0.0001 par value
(Title of Class of Securities)

844649103
(CUSIP Number)

Kathleen Morgan	K&L Gates LLP
24743 Senda Pajaro	925 4th Avenue, Suite 2900
Calabasas, CA 91302	Seattle, WA 98104
Telephone: (818) 591-1712	Attention: Kristy T. Harlan
Telephone: (206) 370-6651

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844649103
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kathleen Morgan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,620,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,620,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,620,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based on 44,998,600 shares of common stock outstanding on November 30, 2009 as disclosed in the Issuer’s  Proxy Statement on Schedule 14A  filed with the Securities and Exchange Commission on December 10, 2009 (File No. 000-51869).

EXPLANATORY STATEMENT

This Amendment No. 4 to Schedule 13D (“Amendment”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of South Peak Interactive Corporation.  This Amendment is filed to amend the Items set forth below of the Schedule 13D previously filed on behalf of Kathleen Morgan (the “Reporting Person”) with the Securities and Exchange Commission on May 21, 2008, as amended July 14, 2008, July 30, 2009, and October 26, 2009 by supplementing it with the information set forth herein.

Item 4.                    Purpose of Transaction

The Reporting Person intends to continue to engage in open market sales of shares of Common Stock owned by the Reporting Person following the filing of this Amendment in such amounts and at such times as the Reporting Person deems desirable. The Reporting Person currently anticipates that she may sell up to 50,000 shares of Common Stock per day after the filing of this Amendment, subject to change based on market conditions.

Item 5.                                            Interest in Securities of the Issuer

As of the date of this Amendment, the Reporting Person beneficially owns 2,620,000 shares of Common Stock, which represents approximately 5.8% of the Common Stock outstanding as of November 30, 2009.  The Reporting Person has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of 2,620,000 shares of Common Stock.

In the last 60 days, the Reporting Person sold an aggregate of 530,000 shares of Common Stock.  The dates of such sales and the price at which each share was sold are set forth in Exhibit 1.

Item 7.                                            Material to be Filed as Exhibits

Exhibit 1.  Common Stock Sales in Last 60 Days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2009

KATHLEEN MORGAN
By: * Name: Kristy T. Harlan Title: Attorney-in-fact for Kathleen Morgan(1)

*By: /s/ Kristy T. Harlan Kristy T. Harlan

(1)  Duly authorized under Power of Attorney appointing Kristy T. Harlan attorney-in fact, dated July 25, 2009, by and on behalf of Kathleen Morgan, and attached as Exhibit 1 to Amendment No. 2 to Ms. Morgan’s Schedule 13D with respect to the Issuer filed on July 30, 2009, SEC File No. 005-81770 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit
Number	Description

1	Common Stock Sales in Last 60 Days.

Exhibit 1

Common Stock Sales in Last 60 Days

DATE	NUMBER OF SHARES SOLD	PRICE PER SHARE
10/19/2009	20,000	0.36
10/20/2009	20,000	0.37
10/21/2009	25,400	0.37
10/22/2009	22,600	0.34
10/27/2009	11,000	0.35
10/30/2009	8,000	0.35
11/2/2009	15,000	0.35
11/4/2009	400	0.35
11/6/2009	500	0.35
11/10/2009	5,000	0.30
11/11/2009	22,100	0.30
11/12/2009	4,000	0.35
11/19/2009	16,000	0.30
11/20/2009	20,000	0.30
11/23/2009	20,000	0.30
11/242009	20,000	0.30
11/25/2009	20,000	0.30
11/27/2009	20,000	0.30
11/30/2009	20,000	0.30
12/1/2009	20,000	0.33
12/2/2009	20,000	0.35
12/3/2009	20,000	0.30
12/4/2009	20,000	0.32
12/7/2009	20,000	0.32
12/8/2009	20,000	0.30
12/9/2009	20,000	0.31
12/10/2009	20,000	0.33
12/11/2009	20,000	0.32
12/14/2009	20,000	0.33
12/15/2009	20,000	0.33
12/16/2009	20,000	0.34
TOTAL	530,000